

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

Xiaoming Hu
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua New Energy Vehicle Town
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re: Kandi Technologies Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-33997**

Dear Mr. Hu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Part I, page 1

1. We note your disclosure on page 8 that Kandi New Energy was a VIE prior to March 14, 2022. Accordingly, please revise your definitions on page 1 to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you owned equity prior to March 14, 2022, that these contracts have not been tested in court, and that the holding company does not conduct operations.

Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Define the term "PRC operating entities" that is used starting on page 11.

Item 1
Business Introduction, page 2

2. We note your disclosure that you are a Delaware holding company with operations conducted by your subsidiaries based in China. Please additionally disclose that you are not a Chinese operating company and that this structure involves unique risks to investors. Provide a cross-reference to you detailed discussion of risks facing the company as a result of this structure.

3. We note your prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China on page 2. Please revise your disclosure to make clear whether these risks could result in a material change in the value of your securities or cause the value of your securities to significantly decline or be worthless. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in this section.

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission, Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and

limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6.   Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

7.   We note your response to our prior comments 2 and 3. Please further revise your disclosure to address the following:

- Clearly state, if true, that you have not yet produced and sold your K23 and K27 electric vehicles (other than the low-speed "neighborhood" version) in any markets.

- Update the disclosure that you expect to make the first U.S. deliveries of the UTV K32 in the late first quarter of 2022, since the quarter has now ended.â€‹ Disclose whether the UTV K32 has been or will be sold in markets other than the United States and the expected obstacles and timetable.

- Clarify your "home market" for purposes of discussing imports and exports, taking into account that the registrant is a U.S. entity. For example, the following sentence is difficult to understand and should be revised for clarity: "There are two major sales modes of our export products: the first mode is indirect sales to domestic import and export companies for external sales, and the second is direct sales to foreign importers."

- Correct the reference to the year 2028 on page 4.

8.   We note several recent developments, including (i) Zhejiang Kandi Technologies' agreement to acquire 100% of Jiangxi Huiyi, (ii) the joint venture between Kandi Hainan and Jiangsu Xingchi to establish Hainan Kandi Holding New Energy Technology, and (iii) the framework agreement with Hunan Hengrun Automobile to jointly produce battery-swappable electric vehicles. Please describe the material terms of these agreements in your business section and file these agreements as exhibits to the Form 10-K.

Item 1
Business Introduction
Selected Condensed Consolidated Financial Schedule, page 8

9.   Please revise your schedules to directly reflect the intercompany activities and balances related to the VIE Agreement(s) in your consolidating schedules and present

intercompany activities, balances for receivables and payables, and cash flows in separate lines for each entity. Additionally, footnote significant activities within the schedules to assist investors in understanding the relationships and transactions from your historical contractual arrangement(s).

Item 1A
Risk Factors, page 11

10. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11. We note your disclosure about the HFCAA. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

12. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure on pages 19-20 to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 2
Properties, page 27

13. Please revise your disclosure to clearly describe the status of your Haikou City factory, reconciling the apparent inconsistency between disclosure in this section ("project

completion acceptance is being processed") and disclosure on page F-22 which appears to indicate that the Hainan factory is currently manufacturing EV products. Clearly distinguish between the current and expected production capacity at each of your factories, and identify the "EV products" each manufactures.

Item 13
Certain Relationships and Related Transactions and Director Independence, page 49

14.   We note that your Chief Executive Officer, Hu Xiaoming, transferred his 50% equity interests of Kandi New Energy to Zhejiang Kandi Technologies. Please describe the material terms of this transaction, and any other related party transactions, in this section. Refer to Item 404 of Regulation S-K.

Note 1 - Organization and Principal Activities, page F-10

15.   We note your disclosure that pursuant to certain VIE agreements signed by Zhejiang Kandi Technologies and Mr. Hu Xiaoming, from January 2011 to March 13, 2022, Zhejiang Kandi Technologies is entitled to 100 % of the economic benefits, voting rights and residual interests (100 % of profits and losses) of Jinhua Kandi New Energy Vehicles Co., Ltd. Please revise your disclosures to describe the specific terms and quantify amounts you were entitled to or liable for as part of your previous contractual arrangement(s).

Notes to Consolidated Financial Statements
Note 6 - Summary of Significant Accounting Policies
(v) Consolidation of variable interest entities, page F-19

16.   Please revise to include disclosures required by ASC 810-10-50-3 regarding your variable interest entity for the reported periods. At a minimum, ensure that you disclose the carrying amount and classification of the VIE's assets and liabilities included in the consolidated financial statements, as well as qualitative information about the relationship(s) between those assets and liabilities.

General

17.   We note that Dong Xueqin is your director as of December 2021. Please update the table of beneficial ownership and other sections as appropriate, such as director independence and compensation, to include information for this new director.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elizabeth F. Chen